Exhibit 1

A L F A     T E L E C O M

June 14, 2005

Dear Fellow VimpelCom Shareholder

As the recently appointed CEO of Alfa Telecom, I wanted to bring some clarity and a fresh perspective to the ongoing dispute between Telenor and Alfa Telecom regarding VimpelCom’s corporate governance and expansion strategy.

I am well aware that some members of the media and some within the analyst community have typified the ongoing disagreement we have with Telenor as a corporate battle. I wish this was not the case and I wanted to assure you that Alfa Telecom is working very hard to resolve the situation. We want to put this disagreement behind us quickly so that the business can move forward and focus on delivering value for its customers and shareholders.

Unlike Telenor, Alfa Telecom is not a strategic telecommunications company. Alfa Telecom is a private equity investment group and looks for financial returns from its investments. It maintains no majority control over the companies in which it makes an investment and its interests are aligned with those of the other independent minority shareholders.

As an active financial investor, Alfa Telecom also brings significant expertise and experience to the business of investing in Russia and the former CIS. It acts as a strong local partner in these markets resolving local issues, understanding the nature of local competition and identifying opportunities for further local growth. We believe Vimpelcom has benefited and will continue to benefit from having Alfa Telecom as a shareholder in the future.

We urge you to vote your shares for our independent director nominees on the enclosed GOLD proxy card.

The Independent Directors

As we have said many times, we also remain fully committed to driving the best possible corporate governance structures for the companies we invest in since we believe that this creates the foundations upon which to drive the best financial returns. We think that Vimpelcom’s best interests will be served if there are truly independent directors working on the Board of Directors of Vimpelcom. This is why we are proposing the following for the Board of Directors:

➢	Peter Watson is currently President and CEO of the Dwight Group. He is a former Chairman, President and CEO of the US Overseas Private Investment Corporation (OPIC) and is a former Chairman of the US International Trade Commission.

➢	David Haines is currently CEO of GROHE Water Technology. He is a telecommunications specialist and worked at Vodafone for many years – he is currently a non-executive director at D2-Vodafone Deutschland GmbH. He is also a non-executive director of Camelot Group plc.

➢	Alex Sozonoff held various positions at Hewlett-Packard for 35 years and continues to serve as a Senior Adviser to the CEO of Hewlett-Packard. He is Chairman of the Board of Directors of Hewlett-Packard OY (Finland) as well as Stonesoft Corp. and the European Wholesale Group Ltd.

➢	Natalia Tsukanova is a senior executive at JP Morgan, the US investment bank and has significant experience in the Russian telecoms sector.

All of these individuals bring a wealth of experience and know how to Vimpelcom from the telecommunications sector and international business and government. As you would expect, they have had no connection whatsoever to Alfa Telecom or Telenor and will look after the best interests of all the shareholders if they are elected to the Vimpelcom Board as independent directors.

Their experience contrasts dramatically with two of the independent directors nominated by Telenor, both of whom, while being highly respected businessmen in Norway, are former senior employees of Telenor, continue to enjoy very close links with Telenor and can therefore not be seen as being truly independent.

We therefore urge you to vote for the truly independent directors that Alfa Telecom has nominated for election to the VimpelCom Board of Directors and which you are being asked to vote upon by proxy vote or in person at Vimpelcom’s AGM on the 22nd of June.

Expansion into the Ukraine

Alfa Telecom has always thought that the regions of Russia, the Ukraine and the other CIS countries provide the greatest opportunities for VimpelCom’s expansion and therefore a high level of return on investment for all shareholders.

Vimpelcom’s interests and growth strategy will be best served if it expands quickly into the Ukraine.

Ukraine has one of the most rapidly growing cellular markets of all the CIS countries. There are potentially 35 to 40 million potential subscribers there. GDP has grown at an average of 10% a year over the last 5 years and this growth is set to continue. The competitive landscape is dominated by 2 principal players: UMC and Kyivstar, which together control 98% of the market, and which makes it the most consolidated cellular market in Europe. However, many analysts agree that the Ukrainian market can accommodate up to 4 different operators and this model has already worked well in Russia.

Alfa Telecom has long supported the management of Vimpelcom in advocating the merger of Kyivstar and Vimpelcom. We believe this would be in the best interests of Vimpelcom shareholders. However, Telenor own a majority stake in Kyivstar and they want to develop the Ukrainian market through Kyivstar alone and without Vimpelcom. Such a merger would mean that their majority holding in Kyivstar would be diluted to a minority position in the merged group and this would not allow them to consolidate the Kyivstar numbers into their own financials, which would work to their disadvantage. They have consistently demanded a majority stake in the merged entity if the groups were merged, something which would give them the burden of driving the strategic, operational and day to day business of both Vimpelcom in Russia and Kyivstar in the Ukraine. We believe wholeheartedly that this would destroy value for all shareholders and would only work in the best interests of our competitors.

As it became clear to the management of Vimpelcom that a merger with Kyivstar would not be possible, so the management began to look for other opportunities to expand into the Ukraine. MTS, Vimpelcom’s main competitor, have a shareholding in UMC and are already enjoying the growth in the Ukraine that their investment provides. As a result, the Vimpelcom management decided that the best way forward would be to acquire Ukraine Radio Systems (URS).

In its current state URS represents an excellent platform for entry into the Ukrainian cellular market. As of March 2005, URS had over 100,000 subscribers and its network is fully operational with over 400 base stations installed and approximately 350 in the process of being installed. We expect that in due course it will succeed in gaining 8 million subscribers and up to a 15-20% market share. The management board of Vimpelcom believes that the acquisition of URS makes strong business sense for VimpelCom and has the potential to yield considerable shareholder value. Alfa Telecom agrees with management and supports its proposals to acquire URS. It fully supports their analysis of the strategic opportunity that would come with the acquisition of URS and acknowledges the separate analysis from two international investment houses which have confirmed independently that the management’s intention to enter the market via URS would create value and makes excellent strategic sense.

However, as you know, Telenor have now also blocked VimpelCom’s proposed acquisition of URS at the Board of Directors. As well as blocking the decision through the Board of Vimpelcom, Telenor have now formally written to the Anti-Monopoly Commission of the Ukraine in an attempt to get them to block the acquisition of URS by Vimpelcom. By doing so, Telenor are not acting in the interests of the Vimpelcom shareholders.

You should also know that even though they continue to block Vimpelcom’s acquisition of URS, Telenor recently approached Alfa Telecom with a proposal to purchase URS with them as independent acquirers and investors. We turned it down since we believe that the best investment vehicle for this acquisition is Vimpelcom itself.

The fact is that it is obvious that Telenor remain severely conflicted in the Ukraine. In this situation Telenor is putting its interests above the interests of Vimpelcom’s shareholders. This should not be acceptable to Vimpelcom’s shareholders.

Bringing the issue directly to the shareholders

We believe that the decision about the expansion into the Ukraine is of great strategic importance for Vimpelcom and we therefore think that this issue should be brought directly to their shareholders so that all shareholders can take a free vote on the matter.

With this in mind, taking into consideration the continuing indecision about the expansion into the Ukraine and because there seems to be little chance that Telenor will be persuaded to agree to the acquisition of URS, Alfa Telecom (through it’s subsidiary Eco Telecom) intends to bring this issue to an Extraordinary General Meeting of the shareholders, which we expect will occur some time in mid July.

We want the decision of shareholders to be completely legitimate and we want it to be taken according to the Charter of Vimpelcom. The URS transaction represents at least 2% of the net assets of Vimpelcom and is also an interested party transaction, which means that in order for this transaction to be approved it must be brought directly to shareholders.

The URS acquisition is an interested party transaction due to the fact that Pavel Kulikov, the Managing Director of Alfa Telecom and one of the Board of Directors of Vimpelcom, wrote to the Board of Directors of Vimpelcom last week alerting them to the fact that he recently obtained a position on the board of one of the sellers of URS.

While we do not necessarily like the fact that the acquisition of URS can only be approved via an interested party transaction like this, it now provides the most practical route to the quickest resolution to the situation once and for all. We hope the shareholders will agree with the management’s proposal and vote to acquire URS at the EGM.

We also know that there has been some concern about our intentions for the agenda for this EGM. Alfa Telecom wants to assure shareholders and hereby categorically states that the only issue that will be put forward at this EGM will be the decision about whether to acquire URS or not. There will be no request made to change the Charter of Vimpelcom, as has been suggested by Telenor. We believe that the current Charter provides all the right mechanisms to safeguard the rights of all shareholders.

In addition, we know there has been some concern about filings made to the Federal Anti-Monopoly Service in Russia and the subsequent filing with the SEC in the United States regarding the intention declared by Alfa Telecom to increase its shareholding in Vimpelcom to 60%. We want to reiterate our position that this was a defensive move to neutralize similar applications by Telenor. Telenor were the first party to seek such an increase in their shareholding to 45% and you should know that under the shareholders agreement an increase of their shareholding to 45% could, if 5 of their nominees were elected, provide them with the ability to control the Vimpelcom Board.

We want to reiterate that we only intend to pursue majority control in Vimpelcom if Telenor begins to build their own stake with a view to them taking control of the company in this way, which as we argued above is something we believe would destroy value for shareholders.

We very much hope that you will vote at the AGM in favour of the truly independent directors. We also hope that you will vote for the acquisition of URS at the subsequent EGM.

Positive outcomes on both issues will strengthen the corporate governance structures at Vimpelcom, will put in place the foundation upon which management can drive profitable expansion into the Ukraine and will ensure that this disagreement is resolved as quickly as possible. We hope that when this is resolved the disagreement can be quickly put behind us and we can move forward together to compete effectively and create value for all shareholders.

The deadline for submission of your vote is noon, New York City time, on Monday, June 20, 2005. If you have any questions, or need assistance voting your proxy, please contact:

17 State Street, 10th Floor

New York, NY 10004

(866) 357-4030 (Toll Free)

Banks and Brokerage Firms please call:

(212) 440-9800

Yours sincerely,

Alexey Reznikovich

Chief Executive Officer

Alfa Telecom

Forward-Looking Statements

This letter contains forward-looking statements that involve risks and uncertainties. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of Alfa Telecom Limited and/or Eco Telecom Limited (collectively, the “Senders”). In this letter, such forward-looking statements include, without limitation, statements relating to (1) the implementation of strategic initiatives, (2) the results or consequences of any meeting of shareholders of OAO “Vimpel-Communications” (“VimpelCom”), (3) the consequences of certain proposed transactions involving VimpelCom, (4) statements relating to VimpelCom’s future business development and economic performance and (5) other statements regarding matters that are not historical facts. The words “believe”, “expect”, “will”, “may”, “should”, “would” and similar expressions identify certain of these forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements. Many factors may influence the Senders’ or VimpelCom’s actual results and cause them to differ materially from expected results as described in such forward-looking statements. The Senders disclaim any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

Eco Telecom Limited (“Eco Telecom”) has filed with the Securities and Exchange Commission (the “SEC”) a statement on Schedule 13D with respect to Eco Telecom’s interest in the securities of VimpelCom and a number of amendments thereto (as so amended, the “Schedule 13D”). Investors and security holders are urged to read the Schedule 13D, as well as VimpelCom’s filings on Form 20-F and Form 6-K, and any other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain free copies of such documents at the SEC’s website (http://www.sec.gov).